Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WANT TO SELL YOUR SHARES OF LIMITED LIABILITY COMPANY

INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY

NOTIFICATION OF THE FUND’S TENDER OFFER.

Adams Street Private Equity Navigator Fund LLC

c/o Adams Street Advisors, LLC

One North Wacker Drive, Suite 2700

Chicago, IL 60606

November 14, 2025

Dear Adams Street Private Equity Navigator Fund LLC Shareholder:

We are writing to inform you of important dates relating to a tender offer by Adams Street Private Equity Navigator Fund LLC (the “Fund”). The Fund is offering to purchase up to 5% of the Fund’s shares of limited liability company interests (including fractions thereof) (“Shares”) outstanding as of September 30, 2025, pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of such Shares as of December 31, 2025.

If you are not interested in having the Fund repurchase some or all of your Shares valued as of December 31, 2025, please disregard this notice and take no action. Shareholders are not required to participate in this tender offer and no action on your part is required if you are not interested in participating.

The tender offer period will begin on November 14, 2025 and, unless the offer is extended, will expire at the end of the day on December 12, 2025, at 12:00 midnight, Eastern Time, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be tendered to the Fund for purchase only during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete, sign and return the enclosed Letter of Transmittal so that it is received by the Fund no later than 12:00 midnight, Eastern Time, on December 12, 2025. You can either (i) mail or otherwise deliver the Letter of Transmittal to Adams Street Private Equity Navigator Fund LLC, c/o State Street Corporation, Attention: Transfer Agency, 1776 Heritage Drive, Mail Code: JAB3, North Quincy, MA 02171; or (ii) email AdamsStreet_RegAlts_INQ@StateStreet.com, Attention: Adams Street Private Equity Navigator Fund LLC. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by the Fund. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting State Street Bank and Trust Company (“State Street”) to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by the Fund, there can be no assurance that your tender has been received by the Fund.

No action is required if you are not interested in tendering your Shares for repurchase.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call State Street at 844-705-0580.

Sincerely,

Adams Street Private Equity Navigator Fund LLC